Annual General Meeting of TuanChe Limited

Date: November 17, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

RESOLUTIONS:

	For	Against	Abstain
1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the appointment Marcum Bernstein & Pinchuk LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021.	☐	☐	☐
2. The special resolution as set out in the Notice of Annual General Meeting regarding the amendment of Article 78 of the Seventh Amended and Restated Articles of Association of the Company to read "Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one vote for each Class A Ordinary Share and 15 votes for each Class B Ordinary Share of which he is the holder."	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here

____________ Please Date Above

____________________ Please Sign Here

____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of TuanChe Limited
to be held on November 17, 2021
For Holders as of October 8, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. (Eastern Daylight Time) November 12, 2021.

PROXY TABULATOR FOR
TUANCHE LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

TUANCHE LIMITED

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. (Eastern Daylight Time) on November 12, 2021)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of TuanChe Limited registered in the name of the undersigned on the books of the Depositary as of the close of business October 8, 2021 at the Annual General Meeting of the Shareholders of Tuanche Limited to be held on November 17, 2021 in 9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, The People's Republic of China.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
TUANCHE LIMITED
P.O. Box 8016
CARY, NC 27512-9903